

Wake Forest Federal

We pay more than interest. We pay attention!

302 S. Brooks Street, PO Box 1167
Wake Forest, NC 27588
Tel 919-556-5146 Fax 919-556-5300
www.wakeforestfederal.com

February 27, 2007

Securities and Exchange Commission
Attn: John Spitz, Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Spitz:

This letter is in response to the attached comment letter from your office, dated February 20, 2007, in which after reviewing our Form 10-KSB filing for September 30, 2006, you questioned the disclosures presented in note 15 to the consolidated financial statements of Wake Forest Bancshares, Inc. (the "Company"). That footnote presents condensed financial statements of Wake Forest Bancorp, M.H.C. (the "MHC"), a mutual holding company that owns 55% of the Company's outstanding common stock.

The standalone unconsolidated condensed financial statements for both the Company and the MHC are required to be filed with the Office of Thrift Supervision (the "OTS") on a quarterly and annual basis. We are aware that there is no requirement that the standalone unconsolidated condensed financial statements of the MHC be presented in the notes to the Company's consolidated financial statements, and that they could be presented separately with the Company's consolidated financial statements under a common cover filing with the OTS.

However, we have always disclosed the standalone unconsolidated condensed financial statements of the MHC in a note to the Company's consolidated financial statements because we consider it to be informative disclosure for our shareholders and potential investors. The mutual holding company format is confusing to many investors and we believe that the added disclosure of the MHC financials is useful because our holding company structure allows for the MHC to control many significant issues subject to shareholder vote. The disclosure of the MHC's separate financial statements in the notes to the Company's consolidated financial statements provides information to the investing public of what balances and transactions take place at the mutual holding company level.

In addition, because the MHC has "control" ability, a description of the MHC and its unique structure is disclosed prominently in the second paragraph of Note 1 to the Company's consolidated financial statements and in the first three paragraphs of the "General" section of the Company's MD&A. In future filings, we will disclose that the MHC's separate financial statements, while not required to be included in the notes to the Company's consolidated financial statements, are presented to assist readers in understanding the financial activities of the Company's majority shareholder.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filing. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if we can provide further assistance in resolving your comments or concerns.

Sincerely,



Robert C. White
President